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                                                    streetTRACKS(R) Series Trust
                                                              One Lincoln Street
                                                     Boston, Massachusetts 02111


VIA EDGAR CORRESPONDENCE

June 5, 2007


Mr. Larry Green
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   StreetTRACKS(R) Series Trust (the "Registrant");
      SEC File Nos.: 811-08839 and 333-57793;
      Post-Effective Amendment No. 19 to the Registrant's Registration Statement on Form N-1A ("Amendment No. 19")

Dear Mr. Green:

This letter responds to comments you provided to the undersigned in a telephonic discussion on Wednesday, April 25, 2007, with respect to Amendment No. 19. Amendment No. 19 was filed on February 23, 2007 with respect to the registration of nine (9) new fixed income series of the Registrant (the "Funds"), as set forth in a combined Prospectus and Statement of Additional Information filed as part of Amendment No. 19.

Summaries of the comments with respect to Amendment No. 19, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 19. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 19.

GENERAL COMMENTS

1. Comment: Please confirm that the Registrant has timely filed its most recent fidelity bond filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended ("1940 Act").

                  Response: The Registrant filed its 2005-2006 fidelity bond in the time prescribed by Rule 17g-1 under the 1940 Act. The Registrant anticipates filing its 2006-2007 fidelity bond in the time prescribed by Rule 17g-1 under the 1940 Act after receipt of such bond in proper form.

2. Comment: Please confirm whether or not the Registrant will be (i) filing a legal opinion from counsel to the Funds with respect to the Funds registered in Amendment No. 19; (ii) filing an amendment to its registration statement on Form N-1A with respect to the Funds pursuant to Rule 485(b) under the Securities Act of 1933, as amended; and (iii) filing financial statements with respect to the New Funds.

                  Response: The Registrant filed Post-Effective Amendment No. 20 to its registration statement on Form N-1A with respect to the Funds pursuant to Rule 485(b) under the 1933 Act on Wednesday, May 23, 2007 ("Amendment No. 20"), with a designated


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                  effective date of Wednesday, May 23, 2007. Amendment No. 20 included a legal opinion from Trust counsel with respect to the Funds. The Registrant is not aware of any legal requirement to file financial statements with respect to the Funds as new series of the Registrant.

3. Comment: Please discuss, if appropriate, the Registrant's requirements pursuant to the anti-money laundering requirements of the U.S.A. Patriot Act. Reference is made to Rule 0-11 of the 1940 Act. In addition, please confirm that the Registrant has appointed an anti-money laundering officer.

                  Response: The Registrant's direct investors are solely broker-dealers or other financial institutions regulated by the Securities and Exchange Commission or other federal financial regulators who themselves are subject to the anti-money laundering requirements of the U.S.A. Patriot Act. These entities are not "customers" within the meaning of the Patriot Act. The Registrant has appointed an anti-money laundering officer.

PROSPECTUS

4. Comment: Please do not show the paragraph at the bottom of the front cover of the Prospectus in all "CAPITAL LETTER" format

                  Response: The paragraph at the bottom of the front cover of the Prospectus has been revised so that it is in bold, italics type font only. Please note, however, that the EDGAR filing system depicts bold, italics and other type styles in all caps.

5. Comment: On pages 7 and 9, with respect to the SPDR(R) Lehman Intermediate Term Treasury ETF and SPDR(R) Lehman Intermediate Term Corporate Bond ETF (each, an "Intermediate Fund"), respectively, the "principal investment strategies" section for each Intermediate Fund indicates that each Intermediate Fund's benchmark index will have a remaining maturity of greater than or equal to 1 year and less than 10 years. The Division of Investment Management of the Securities and Exchange Commission ("SEC") takes the position that an "intermediate-term" fund should have a dollar-weighted average maturity of more than 3 years. Please add disclosure with respect to the dollar-weighted average maturity of each Intermediate Fund's benchmark index and, to the extent it is less than 3 years, please add language clarifying the each Intermediate Fund tracks its benchmark index, which refers to itself as an "intermediate" index.

                  Response: Disclosure has been added with respect to the dollar-weighted average maturity of each Intermediate Fund's benchmark index, as set forth in Amendment No. 20. The principal investment strategy for each Intermediate Fund indicates that each Intermediate Fund uses a passive management strategy designed to track the total return of its benchmark index.

6. Comment: On page 13, under the section "Fees and Expenses," please move the "Example" sub-section to the space between the fee and expense table and the footnotes.

                  Response: The Registrant believes that moving the "Example" sub-section between the footnotes and the fee and expense table to which they correspond would confuse investors and therefore the Registrant has not implemented the suggested change.


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7.       Comment: On page 13, under the section "Fees and Expenses," in the fee and expense table, there is no line item in the fee and expense table for "Acquired Fund Fees and Expenses" in response to Item 3(f)(1) of Form N-1A. Please confirm that the Registrant believes that no disclosure is required pursuant to such Item based on the Funds' expected investments estimated and expenses.

                  Response: Based upon the Funds' expected investments and estimated expenses, the Registrant does not believe that any disclosure is required pursuant to Item 3(f)(1) of Form N-1A with respect to any Funds.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

8. Comment: On pages 4 and 5 under "Investment Policies and Restrictions -- Mortgage-Pass Through Securities", please divide the paragraph on page 5 into multiple paragraphs.

                  Response: The disclosure has been revised as requested as set forth in Amendment No. 20.

9. Comment: On pages 8 through 10 under "Investment Policies and Restrictions -- Futures Contracts, Options and Swap Agreements," please add disclosure associated with the maintenance of segregated accounts with respect to such derivative instruments in accordance with Investment Company Act Release No. 10666.

                  Response: The Registrant intends to file a revised SAI by the end of June 2007, whereby the first paragraph of such section commencing with "[e]ach Fund may utilize..." will be deleted and replaced with the following disclosure:

                  "Each Fund may utilize exchange-traded futures and options contracts and swap agreements. Each Fund will segregate cash and/or appropriate liquid assets if required to do so by SEC or CFTC regulation or interpretation."

10. Comment: On page 19 under "Portfolio Managers," please revise the last paragraph of such section, if appropriate, to describe with specificity whether or not the specific performance of any fund(s) or account(s) managed by a portfolio manager could influence such portfolio manager's compensation.

                  Response: As noted on the last paragraph of such section, an incentive compensation pool is allocated to the various locations and departments of the Adviser and its affiliates. The discretionary determination of the allocation amounts to these locations and departments is influenced by competitive market data, as well as the overall performance of the group. The pool is then allocated on a discretionary basis to individual employees based on their individual performance. There is no fixed formula for determining these amounts, nor is any compensation directly tied to the specific investment performance or asset value of a product (i.e., fund(s) or account(s)) or strategy. Accordingly, no disclosure changes have been made.


                                 ***************

The Registrant acknowledges the SEC press release, dated June 24, 2004 ("Press Release"), in which the SEC announced that, in connection with any filing upon which comments are provided to a registrant by



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the SEC staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC and that it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. Registrant further acknowledges that SEC staff comments or changes to disclosures in response to SEC staff comments in a filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments provided on April 25, 2007. Please do not hesitate to contact the undersigned at (617) 662-3909 if you have any questions concerning the foregoing.

                                            Sincerely,

                                            /s/ Ryan M. Louvar

                                            Ryan M. Louvar
                                            Assistant Secretary

cc:   S. Zoltowski, Esq.
      K. Aspinall, Esq.




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